FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF APRIL, 2004

COMMISSION FILE NUMBER  1-15150

The Dome Tower
Suite 3000, 333 – 7th Avenue S.W.
Calgary, Alberta
Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐                  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐                  No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐                  No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY:	/s/	Christina Meeuwsen
Christina Meuwsen
Assistant Corporate Secretary

DATE: April 1, 2004

EXHIBIT INDEX

EXHIBIT 1             ANNUAL REPORT, FINANCIAL STATEMENTS AND MANAGEMENT, DISCUSSION AND ANALYSIS OF ENERPLUS RESOURCES FUND FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2003